                                OppenheimerFunds, Inc.
                   2 World Financial Center, 225 Liberty Street, 11th Floor
                              New York, New York 10281-1008

April 1, 2005

Via Electronic Transmission
---------------------------

Vincent DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:   Oppenheimer Portfolio Series
      File Nos. 333-121449 and 811-21686

Dear Mr. DiStefano:

      We have reviewed your comments on the registration statement on Form
N-1A for the Oppenheimer Portfolio Series ("Fund") filed with the Commission on December 20, 2004 relating to four series ("Portfolios"), Conservative
Investor Fund, Moderate Investor Fund, Aggressive Investor Fund and Active
Allocation Fund.  For your convenience, we have included each of your comments in italics, followed by our response.  The captions used below correspond to the captions the Fund uses in the registration statement, and defined terms have the meanings defined therein.

Prospectus
----------

Prospectus Summary

Overview
--------

1. Please define the term "tactical allocation" as it is used in this disclosure.

      We have added the following definition of "tactical allocation" to this section:

      "Tactical allocation" as used in this Prospectus, refers to a strategy that involves adjusting the asset mix to take advantage of temporary market conditions that may promise unusual
      opportunities.

2. Please disclose how frequently the Manager will rebalance each Portfolio's asset allocations.  Also, please clarify whether, and if so, under what circumstances, each Portfolio's percentage allocation to each asset class may be changed.

      Each Portfolio's allocation of assets to the underlying funds will be monitored daily. The portfolio managers will monitor the market daily and seek to maintain the asset allocation balance in response to material changes in market or economic conditions.  A rebalancing of the percentage of each Portfolio's assts in the in the underlying funds will be done at least annually. On page three of the prospectus, we state that "In response to changing market or economic conditions, the
      Manager may change the asset class allocations, or the Underlying Funds or their target weightings at any time, without prior approval from or notice to shareholders." It is anticipated that this will not take place frequently and will be in response to significant changes in market or economic conditions

About the Portfolios
--------------------

3. For each Portfolio, please disclose the percentage of assets it will allocate to each underlying fund and under what circumstances the allocation percentages may change.

      The Portfolios do not have target asset allocations with regard to any underlying fund. We have not included information regarding the initial allocation of assets to the underlying funds since that allocation is subject to change daily. We feel that stating a percentage could be potentially misleading under the circumstances. We have indicated that amount of a Portfolio is invested in the securities of an Underlying
      Fund will affect the extent to which the Portfolio is subject to the risks of that Underlying Fund.

4. Please summarize the investment objective and principal strategies and risks of each underlying fund in which each Portfolio may invest.

      The investment objective and a summary of the main strategies of each underlying fund have been added in a section titled "More Information
      About the Underling Funds" in the prospectus. All of the risks of investing in the underlying funds are already included in the discussion of the Portfolios.

5. Please summarize the commodities investments the underlying funds may make.

      Only Real Asset Fund invests in commodities. The commodities investments of the that fund are summarized in the section "More
      Information About the Underlying Funds.".

6. Please clarify the meaning of the phrase "securities not generally defined as equity or fixed income."

      We have modified the disclosure as follows: "other asset classes (that may include real estate related securities, commodities, real assets, cash or cash equivalents, which are securities not generally defined as equity or fixed income)."

7. Please disclose that non-investment grade securities are also known as
   "junk" and carry an increased risk of default.

      We have included the following disclosure regarding non-investment grade securities:

      Lower-grade debt securities may be subject to greater market fluctuations and greater risks of loss of income and principal than investment-grade debt securities. Securities that are (or that have fallen) below investment grade include high-yield bonds, commonly called "junk bonds," and are exposed to a greater risk that the issuers of those securities might default and not meet their debt obligations.
      These risks can reduce the Underlying Fund's share price and the income it earns.

8. Please disclose the percentage of assets each underlying fund will invest in derivative instruments.

      Where a percentage limitation is applicable to an underlying fund, it is included in that fund's registration statement. (The prospectus of each underlying fund is available, without charge, by contacting the
      Manager as indicated on the back cover of the Prospectus.) There is no target range of indirect investment in derivatives at the Portfolio level.

9. Please disclose that shareholders will receive at least 60 days advance notice of any changes in a Portfolio's investment objective or principal investment strategies.

      We have added the disclosure that "Shareholders will receive at least
      60 days advance notice of changes in the Portfolio's investment objective or principal investment strategies."

10.Please provide in this section consistent, objective definitions of the terms "small-cap," "mid-cap," and "large-cap."

      We have modified the disclosure to indicate that we are using those terms according to the definitions in the underlying funds.

11.Disclosure in this section indicates the Portfolios may invest in securities other than shares of the underlying funds.  Please disclose the other types of securities in which the Portfolios may invest, and summarize the risks of such investments.

      A Portfolio may hold its assets in cash or cash equivalent securities in anticipation of investment opportunities or redemptions. We have added the following disclosure to the "Overview" section:

      For temporary periods, a Portfolio may hold a portion of its assets in cash, money market securities or other similar, liquid investments.
      This will generally occur at times when the Manager is unable to immediately invest funds received from purchases of Portfolio shares or from redemptions of other investments.

Conservative Investor Portfolio
-------------------------------

12.The disclosure of risks of investing in special situation indicates the underlying funds may invest in restructurings.  Are the "restructurings"
   of distressed companies?  If so, how is such a speculative investment appropriate for a "conservative" Portfolio?

      One Underlying Fund may, at times, invest in restructurings of distressed companies, but such investments will not constitute a significant portion of that fund's portfolio or be a significant strategy of the fund. Further, that Underlying Fund will be only a portion of the Portfolio's international equity fund investments. For the Conservative Portfolio, no more than 20% of its assets may be invested in equity fund securities of any kind.

13.The disclosure indicates this Portfolio is diversified, yet it invests in three underlying funds which are non-diversified.  Please resolve this contradiction.

      Although three of the underlying funds in the Conservative Portfolio are not diversified funds under the investment company act, those underlying funds must meet the diversification requirements for registered investment companies under the Internal Revenue Code. Since the Portfolio's combined investment in those three funds will not constitute more than 10% of the Portfolio's total holdings, the
      Portfolio itself will be diversified.

14.How will the Portfolio monitor and resolve conflicts of interest arising from the difference in fees the Manager may receive by virtue of investing in one underlying fund instead of another?  Please disclose the risk of harm to shareholders.

      We include the following disclosure:

      AFFILIATED PORTFOLIO RISK.  In managing the Portfolio, the Manager will have authority to select and substitute Underlying Funds. The Manager may be subject to potential conflicts of interest in selecting
      Underlying Funds because the fees paid to it by some Underlying Funds are higher than the fees paid by other Underlying Funds. However, the
      Manager is a fiduciary to the Portfolio and is legally obligated to act in its best interests when selecting Underlying Funds.

15.Please disclose the risk associated with the simultaneous purchase of a security by one underlying fund and sale by another. Does the Manager monitor the trading activities of the underlying funds?

       Yes, the Manager monitors trading by the underlying funds in connection with its Brokerage Policy as described in the Fund's
       Statement of Additional Information.

Moderate Investor Fund
----------------------

16.The disclosure relating to the risks of using derivative investments indicates the Real Asset Fund invests in commodity-linked notes and other derivative instruments.  Please explain supplementally how investment in these synthetic instruments is consistent with the name of the underlying fund.

      These securities and their relationship to that fund's name are explained in the Real Asset Fund prospectus as follows:

      Commodity-linked derivative investments provide investors with exposure to the investment returns of "real assets" that trade in the commodities markets without investing directly in physical commodities.
      "Real assets," as opposed to stocks or bonds, are assets that have tangible properties, such as oil, livestock, and agricultural or metal products.

17.The disclosure titled "How Risky is the Portfolio Overall?" does not answer the question posed by the title.  Please disclose the risk level of the Portfolio.

      We have added disclosure to this section of each Portfolio summarizing the degree of risk and the suitability considerations.

Active Allocation Fund
----------------------

18.Please provide a complete listing of the types of "other asset classes"
   in which the underlying funds may invest.

      Please see our response to comment #6 above.

19.Please disclose here the investment strategies that constitute
   "tactical allocation."

      Please see our response to comment #1 above.

20.The disclosure indicates the Portfolio will allocate up to 20% of net assets to "take advantage of short-term market opportunities."  Will the
   Portfolio market time the underlying funds?

      No. The Portfolio will comply with all of the underlying fund's anti-market timing policies.

Shareholder Fees

21.The disclosure preceding the fee table indicates the Portfolio pays expenses for asset management, yet the fee table does not contain a management fee.  Please correct this inconsistency.  Also, please delete
   "Combined" from the line item "Combined Annual Portfolio Operating
   Expenses" and indicate that the operating expenses are paid from Portfolio assets.

      We have revised the caption of the last line of the fee table to remove the word "Combined" and to indicate that the expenses shown reflect both the expenses of the respective Portfolio and the expenses of the underlying funds that are attributable to the Portfolio's investment.

22.   Please disclose the transfer agent's contractual fee rate.

      The transfer agent fee is a per account fee and will therefore vary on a percentage basis as account sizes change. Although the Portfolios estimate that this fee will not exceed 0.25%, the transfer agent has voluntarily agreed to cap this fee at 0.35%.

Can the Portfolio's Investment Objectives and Policies Change?

23.Please move this disclosure to the Summary.

      This disclosure has been moved to the Summary as requested.

The Portfolios' Principal Investment Policies and Risks

24.Why may the Portfolios' asset allocation processes result in additional transaction costs if the Portfolios invest solely in the underlying funds?

      This language has been deleted.

25.   Will any of the underlying funds invest in securities in default?  If so, please include a description of the attendant risks.  Also, please disclose whether an underlying fund will sell or hold non-investment grade bonds in the event of default.

      The requested disclosure has been added.

26.The disclosure in this section and elsewhere indicates the underlying funds may have relatively high portfolio turnover.  Please disclose the consequences of high portfolio turnover, e.g., higher brokerage expenses
                                            ----
   and taxation issues.  Please disclose the underlying funds' estimated annual portfolio turnover.

      The risks of high portfolio turnover are indicated in the disclosure.
      The Portfolios will purchase most securities (i.e. shares of the underlying funds) directly without any brokerage charges.  It is not required that we estimate the annual portfolio turnover rate of the underlying funds, but we do indicate that it may be more than 100%.
      The portfolio turnover for each underlying fund's most recently completed fiscal year is included in its prospectus.

Special Risk Considerations

27.Please clarify that the securities of government-sponsored entities are not backed by the full faith and credit of the U. S. government.

      The requested information has been added.

At What Price Are Shares Sold?

28.Why does the disclosure relating to Net Asset Value not indicate that the Portfolios will value their assets using the net asset values of the underlying funds?

      We have clarified this disclosure to indicate that the Portfolios calculate their net asset value based on the net asset values of the
      Underlying Funds and the Underlying Funds calculate their net asset values according to the procedures described.

Statement of Additional Information
-----------------------------------

Investment Restrictions
29.While  the  disclosure   lists  the  investment   restrictions   of  the
   underlying  funds,  it  does  not  list  those  of the  Portfolios.  Please disclose the Portfolios' investment restrictions in this section.

      Disclosure regarding the Portfolios' investment restrictions has been added to this section.

Disclosure of Portfolio Holdings

30.Please separate the descriptions of public and non-public  disclosure of portfolio holdings.

      We have revised the disclosure to indicate which information  relates to the public disclosure of the portfolio holdings.

31.Please  explain  supplementally  why  disclosure  of  less  than  entire portfolio  holdings to consultants for retirement plans may be made without obtaining a  confidentiality  agreement.  Please  disclose the risks to the
   Portfolios   of   disclosing   this   non-public   information   without  a
   confidentiality agreement.

      This disclosure  requires a  confidentiality  agreement.  The disclosure has been revised to reflect that information.

Portfolio Proxy Voting

32.Please disclose the  procedures  the  Portfolios  uses when a vote presents a conflict  between the interests of the Portfolio  shareholders and those of the Adviser,  principal  underwriter or other affiliated persons.  See Item
   12(f) of Form N-1A.

      The requested disclosure has been added.

Approval of Investment Advisory Agreement

33.This  disclosure  does not contain a reasonably  detailed  discussion  of the material factors that formed the basis for the board of directors' approval of the investment advisory contract. Please include this information in the disclosure. See Instruction to Item 12(b) (10) of Form N-1A.

      The disclosure has been revised to comply with this requirement.

      The registrant will be filing a pre-effective amendment reflecting these changes, but does not expect to submit an exemptive application or no-action request in connection with this registration statement.

      The Fund requests acceleration of the effective date of the pending registration statement, and will furnish the proper acknowledgements in that regard.

      Please direct any questions you may have regarding the filing or this letter to me at 212-323-5089.

                                          Sincerely,

                                          /s/ Nancy S. Vann

                                          Nancy S. Vann
                                          Vice President and Assistant Counsel
Encl.
cc:  Board IV Board of Trustees
     Carl Algermissen, Esq.
     Ronald M. Feiman, Esq.
     Phillip Gillespie, Esq.
     Dennis Hess
     Scott Huebl
     Michael Keogh
     Gloria LaFond
     Pankaj Naik
     Steve McCandless
     Brian Petersen
     Brian Wixted
     Robert Zack, Esq.